Exhibit 99.1

Neptune Wellness Solutions Inc. Announces US$12.65 Million Registered Direct Offering

LAVAL, QC, July 13, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("NEPT" or the "Company") (TSX: NEPT) (NASDAQ: NEPT), a health and wellness company focused on extraction, purification and formulation of cannabinoids, today announced it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the "Offering").

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering is expected to close on or about July 15, 2020, subject to the satisfaction of customary closing conditions, including, but not limited to, the listing of the common shares on the Toronto Stock Exchange and the NASDAQ and any required approvals of each exchange and applicable regulators.

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offering.

The Offering is being made in the United States only under the Company's amended and restated short form base shelf prospectus dated February 22, 2019 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the "Registration Statement") filed by the Company with the U.S. Securities and Exchange Commission ("SEC") under the U.S./Canada Multijurisdictional Disclosure System ("MJDS"). The Company will file a prospectus supplement (the "Supplement") to the Base Shelf Prospectus on a non-offering basis with applicable securities regulatory authorities in Canada. The Supplement will also be filed with the SEC as part of the Company's Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov.

Copies of the Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 or via telephone at 212-624-2006 or email: prospectus@allianceg.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-wellness-solutions-inc-announces-us12-65-million-registered-direct-offering-301092226.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2020/13/c3616.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 09:15e 13-JUL-20